EX-77.(D)

Policies with Respect to Security Investments

Effective November 6, 2006 the principal investment strategies of ING FMR Large Cap Growth Portfolio (formerly, ING FMR Earnings Growth Portfolio) from investing primarily in common stocks to investing 80% of its assets in companies with large market capitalizations.